November 23, 2022

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Accretion Acquisition Corp.

Form 10-K for the year ended December 31, 2021

Filed March 31, 2022

File No. 001-40940

Ladies and Gentlemen:

On behalf of Accretion Acquisition Corp. (the “Company”), set forth below is the response of the Company to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated November 14, 2022 regarding the above-referenced Annual Repot on Form 10-K that was filed via EDGAR on March 31, 2022. For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response.

Form 10-K for the year ended December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Davis Graham & Stubbs LLP    ▪    1550 17th Street, Suite 500    ▪    Denver, CO 80202    ▪    303.892.9400    ▪    fax 303.893.1379    ▪    dgslaw.com

U.S. Securities and Exchange Commission
November 23, 2022

Response: The Company respectfully advises the Staff that its sponsor, Accretion Acquisition Sponsor, LLC, a Delaware limited liability company (“Sponsor”), is not controlled by, and does not have substantial ties with a non-U.S. person.

The manager of Sponsor is Accretion Acquisition GP Sponsor, LLC, a Delaware limited liability company, which is managed by Morse AAC SPAC GP Sponsor, LLC (“Morse AAC”). Morse AAC is managed by Brad Morse, a U.S. citizen.

There is one member of Sponsor that is a non-U.S. person. This member holds a 1.21% equity interest in the Sponsor. This member does not have any control over the Sponsor, and the Company does not believe that the minority interests of the member noted in the preceding sentence would constitute a substantial tie with a non-U.S. person. Accordingly, the Company does not intend to make any additional disclosures in future filings.

Should you have additional questions or comments, please contact the undersigned at (303) 892-7492 or John Elofson at (303) 892-7335.

Sincerely,

Samuel J. Seiberling
for
Davis Graham & Stubbs LLP

cc:	Brad Morse, Accretion Acquisition Corp.

John Elofson, Davis Graham & Stubbs LLP

Sam Niebrugge, Davis Graham & Stubbs LLP